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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ULTIMATE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

903849107

(CUSIP Number)

Mark J. Wattles
7945 W. Sahara #205
Las Vegas, Nevada 89117
(503) 570-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 903849107

1.	Name of Reporting Person: Mark J. Wattles		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,467,000

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 1,467,000

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,878,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 54.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 903849107

1.	Name of Reporting Person: Mark Wattles Enterprises, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,411,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.9%

14.	Type of Reporting Person (See Instructions): OO

INTRODUCTION

      This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2004 by Mr. Mark J. Wattles, as heretofore amended. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby

Item 1. Security and Issuer

      The class of securities to which this Statement relates is the common stock, par value $.01 per share (“Common Stock”), of Ultimate Electronics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 321 W. 84th Avenue, Suite A, Thornton, Colorado 80260.

Item 2. Identity and Background.

      Item 2(c) of this Statement is hereby amended as follows:

      (c) Mr. Wattles’ present or principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company. The Company is primarily engaged in the retail consumer electronics business. The address of the offices of the Company is 321 West 84th Avenue, Suite A, Thornton, Colorado 80260.

Item 3. Source and Amount of Funds or Other Consideration.

      Response unchanged.

Item 4. Purpose of Transaction.

      Item 4 of this Statement is hereby supplemented as follows:

      On April 14, 2005, Ultimate Acquisition Partners, L.P. (“UAP”), an entity owned and controlled by Mr. Wattles, submitted a formal bid (the “Bid”) to participate in a public auction (the “Auction”) of the assets of the Company to be held commencing on April 15, 2005 in connection with the Company’s reorganization proceedings under Chapter 11 of the Bankruptcy Code.

      On April 14, 2005, Mr. Wattles and his representatives engaged in additional discussions with the official committee of unsecured creditors appointed by the United States Trustee pursuant to Section 11.02 of the Bankruptcy Code (the “Committee”) and its representatives. The Committee has not issued a letter formally stating that it intends to support the Bid submitted by Mr. Wattles. However, representatives of the Committee have orally advised Mr. Wattles that the Committee intends to support the Bid, subject to certain conditions, including the absence of a higher and better offer made by a party other than Mr. Wattles or his affiliates.

      The Bid is reflected in an asset purchase agreement and certain related documents that set forth the terms and conditions upon which UAP would be willing to acquire certain assets from the Company and its subsidiaries (the “Sellers”). The material terms of the Bid, which are subject to change based on further discussions with the Committee or the Company prior to or in connection with the Auction, are as follows:

•	UAP would purchase all of the assets of the Sellers, except for those assets specifically excluded under the terms of the asset purchase agreement (the “Assets”). The assets to be excluded would consist of (i) all cash, cash equivalents, bank deposits or similar cash items of the Sellers; (ii) all accounts receivable, notes receivable and other receivables, including the accounts receivable related to the builder business; (iii) all assets owned, used or held for use at certain locations that are the subject of “going-out-of-business” sales (the “GOB Locations”), including, without limitation, all leases, inventory and equipment associated with such locations, unless such assets are also used or held for use in the business of the Sellers outside of the GOB Locations; (iv) all real property owned by any Seller; (v) all contracts and leases of the Sellers, other than the Assumed Contracts (as defined below); and (vi) any equity interest in Sellers.

•	The consideration to be paid by UAP for the Assets would consist of (i) $43.6 million in cash to be paid by UAP to the Company, subject to adjustment as described below, plus (ii) a subordinated promissory note in the principal amount of $3.5 million (the “Note”) to be issued by UAP to the Company, plus (iii) the assumption by UAP of the Assumed Liabilities (as defined below). The cash component of the purchase price would be subject to an adjustment based on the actual amount of inventory held by the Company at the closing. In order to provide security in respect of such adjustment, the cash consideration to be paid by UAP at closing would be reduced by a holdback equal to 15% of such consideration, which would be released to the Company or retained by UAP upon the final determination of the amount of inventory at closing.

•	The Note to be issued to the Company by UAP would bear interest at the rate of 7% per annum. Principal of and interest on the Note would be payable on January 31, 2007. The Note will be subordinated in right of payment to most existing and future debts and liabilities of UAP.

•	At closing, UAP would assume certain liabilities and obligations of the Sellers (the “Assumed Liabilities”) consisting of (i) all executory obligations of the

Sellers under the Assumed Contracts arising on or after the dates such contracts are assigned to UAP, (ii) certain cure amounts under Section 365(b)(1) of the Bankruptcy Code up to an aggregate amount of $1.5 million and (iii) all liabilities and obligations with respect to claims arising out of the ownership of the Assets after the closing.

•	UAP would have the right to assume any contracts and leases to which the Sellers are parties (other than the real estate leases for the GOB Locations) by designating such contracts and leases for assignment to UAP (the “Assumed Contracts”) during the six-month period following the closing. In exercising this right, UAP would agree to assume a sufficient number of real estate leases related to retail locations other than GOB Locations to ensure that the rejection damages payable by the Sellers in respect of such real estate leases does not exceed $7.5 million (subject to the accuracy of certain estimates provided to Mr. Wattles). During the six-month period after closing, the Sellers would hold for the benefit of UAP all contracts and leases (other than the real estate leases for the GOB Locations or any contracts and leases that the UAP has notified the Sellers are not to be assumed) that have not already been assigned to UAP and subcontract to UAP all rights and obligations of Sellers thereunder to the extent required for UAP to perform all obligations and enjoy all rights of Sellers thereunder. UAP would reimburse Sellers for any out-of-pocket costs (including rent payments) incurred in maintaining any such contracts or leases for the benefit of UAP.

•	At closing, the Company and UAP would enter into a lease agreement under which UAP would lease from Sellers (i) the corporate headquarters and distribution center space located in Thornton, Colorado for a term of at least 12 months and (ii) the retail space located in Thornton, Colorado for a term of at least 15 years. Each such lease would provide for fair market value rent payments consistent with current industry practice.

•	UAP, Mr. Wattles, and Mark Wattles Enterprises, LLC, each of their past, present and future officers, directors, representatives, agents, affiliates, stockholders, controlling persons, subsidiaries, parents, successors, insurers, assigns, consultants, professionals, and legal and financial advisors would receive, as a condition to closing, a global release of any and all claims from Sellers and the bankruptcy estate in form and substance satisfactory to UAP and its counsel. In connection with the release, Sellers would acknowledge and affirm the existence and enforceability of, and agree to comply with, their indemnification obligations to Mr. Wattles and his affiliates to the fullest extent permitted by law.

•	UAP would contemplate making offers of employment immediately following the closing to substantially all of the employees of the Sellers whose principal place of employment is a location for which the inventory and other assets is to be acquired by UAP. UAP would be liable for costs and expenses associated with the continued employment of, or termination and severance after closing of, employees who accept employment with UAP (the “Transferred Employees”). All termination and severance obligations of the Sellers for any other employees would be the obligation of the Sellers. Sellers would permit the Transferred Employees to continue to participate in all of Sellers’ employee benefit plans during the 90 days following the closing, and UAP would reimburse Sellers for any out-of-pocket expenses incurred in connection with such participation. For a period of 90 days after closing, UAP would use commercially reasonable efforts to make available to the Sellers the services of the Transferred Employees who, prior to the closing, principally provided certain administrative services to the Sellers.

•	To the extent transfer taxes are imposed on the sale and transfer of the Assets, the Sellers on the one hand and UAP on the other hand would each bear 50% of such transfer taxes. The Sellers would be responsible for all taxes relating to the ownership or operation of the business or the Assets at or prior to the closing. UAP would be responsible for all taxes relating to the ownership or operation of the Assets after the closing.

•	The closing would be subject to, among other things, (i) the entry of a final order of the bankruptcy court approving the sale of the Assets to UAP free and clear of all liens, claims and encumbrances pursuant to Section 363(m) of the Bankruptcy Code; (ii) the making or satisfaction of any applicable governmental filings, approvals or waiting period requirements; and (ii) the grant of the release referred to above.

•	The asset purchase agreement would contain customary termination provisions, including a provision to the effect that such agreement may be terminated prior to the closing by UAP, if the closing has not occurred by the close of business on April 20, 2005.

      There can be no assurance that the Bid submitted on behalf of UAP as described above will be accepted by the Company or approved by bankruptcy court or that the transactions contemplated by the Bid will be consummated. Among other things, although the Company has indicated that it is willing to extend the deadline established by the applicable bidding procedures, the Bid was not submitted to the Company prior to such deadline, and it is possible that the bankruptcy court would not be willing to treat the Bid as timely.

Item 5. Interest in Securities of the Company.

      Response unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

      Response unchanged.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2005

MARK WATTLES ENTERPRISES, LLC

By:	/s/ Mark J. Wattles

Name:	Mark J. Wattles
Title:	President

/s/ Mark J. Wattles

Mark J. Wattles